ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

BY EDGAR

November 24, 2014

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-1090

Re:	Cohen & Steers ETF Trust – Withdrawal of a Registration Withdrawal Request (File No. 812-14343-02)

Ladies and Gentlemen:

I am writing on behalf of Cohen & Steers Capital Management, Inc., Cohen & Steers ETF Trust, and Cohen & Steers Securities (the “Applicants”) to respectfully request the withdrawal of the correspondence filed as Form RW, as of the date hereof, filed by the Applicants with the Securities and Exchange Commission on November 21, 2014. The Form RW was filed in error. A withdrawal of an application for exemption on Form APP WD will be filed.

Should you have and questions, please feel free to call me at (617) 951-7801 or, in my absence, Michael Doherty at (212) 497-3612.

Regards,

/s/ Brian D. McCabe

Brian D. McCabe

Cc:	Tina Payne

Michael G. Doherty